Exhibit 12.1

Ratio of Earnings to Fixed Charges

	2012	2011	2010	2009
Pre tax income	24,418	13,229	7,754	6,350
Total fixed charges	12,321	12,852	15,195	16,691
	36,739	26,081	22,949	23,041

Interest expense	11,411	12,036	14,539	16,050
Interest on other liabilities	-	-	-	-
Amortization of subordinated debt origination expense	-	-	-	-
Estimated interest portion of rent expense (1)	910	816	656	641
	12,321	12,852	15,195	16,691

Preferred stock dividends on a tax equivalent basis	-	-	656	3,456
	12,321	12,852	15,851	20,117

	36,739	26,081	22,949	23,041
	12,321	12,852	15,851	20,117

Earnings to combined fixed charges and preferred
stock dividend requirements including interest on
deposits	2.98	2.03	1.45	1.15

Ratio of earnings to fixed charges	2.98	2.03	1.51	1.38

(1) Estimated to be 33% of rent expense paid.